Exhibit 99.1

HudBay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the “Meeting’) of HudBay Minerals Inc. (the “Corporation”) held on May 8, 2014 in Toronto, Ontario.  Each of the matters is described in greater detail in the Corporation’s Notice of Annual and Special Meeting and Management Information Circular (the “Circular”) that was mailed to shareholders prior to the Meeting.

Item 1:  Amendment to Articles

On a vote by a show of hands, the special resolution to amend the Corporation’s articles to increase the minimum number of directors from three to six and the maximum number of directors from ten to thirteen was approved. Based on proxies received prior to the Meeting, management received proxies in favour of the resolution from the holders of 143,561,428 shares, representing approximately 99.83% of the shares represented by proxy at the Meeting and voted on the matter.

Item 2:  Election of Directors

On a vote by a show of hands, each of the ten nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his successor is elected or appointed. Based on proxies received prior to the Meeting, each director received the following favourable votes cast by proxy in respect of his election:

Director	Number of Favourable Votes Cast by Proxy	Percentage of Favourable Votes Cast by Proxy
David Garofalo	143,086,862	99.50%
Igor A. Gonzales	143,610,501	99.86%
Tom A. Goodman	142,431,589	99.04%
Alan R. Hibben	143,613,451	99.87%
W. Warren Holmes	141,011,586	98.06%
Sarah B. Kavanagh	143,613,109	99.87%
John L. Knowles	141,650,423	98.50%
Alan J. Lenczner	143,026,466	99.46%
Kenneth G. Stowe	143,632,949	99.88%
G. Wesley Voorheis	142,285,153	98.94%

Item 3:  Appointment of Auditor

On a vote by a show of hands, Deloitte LLP was appointed auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.  Based on proxies received prior to the Meeting, management received proxies in favour of the appointment of Deloitte LLP as auditor from the holders of 144,178,428 shares, representing approximately 99.55% of the shares represented by proxy at the Meeting and voted on the matter.

Date: May 8, 2014

HUDBAY MINERALS INC.

(signed) Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate
Secretary